Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. Updates Madsen Exploration Plans - "2008
    Exploration Budget Nearly Doubles Over 2007"

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Dec. 18 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) today released an overview of exploration activities at its Madsen
Project at Red Lake, Ontario.
    The 2008 approved budget for the drilling program at the Madsen Project will total $9.8 Million compared to expenditures of $5 Million as projected to the end of 2007.
    During 2007, exploration activity focused on surface drilling at the
Treasure Box, Russet Ultramafic and Fork Zone areas. A total of 31,000 metres have been drilled to date in 2007 with two drilling rigs on site. Assay results continue to be received and are expected to be released early in 2008.
    Dewatering of the mineshaft, which began at the 6th level, continues to make steady progress and has now reached the 8th level. Surface drilling with the two drills will continue until the dewatering process reaches the 16th level. At that point the underground drilling program will be launched.
    Shaft dewatering will continue to the bottom of the Madsen Mine at the
24th level, however, after the initiation of the underground drilling program so as to provide a platform for the testing of deeper targets and continued
resource drilling.
    "The significantly expanded 2008 Madsen exploration program will focus on three advanced exploration targets and seven regional and/or conceptual targets" stated Brian Skanderbeg, Claude Resources' Exploration Manager. "This
approach will enable Claude Resources to execute its strategy of focusing on the expansion of the existing 500,000 ounce resource at the Madsen Project."

    Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 775,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

    This document contains "forward-looking statements" that are based on
Claude Resources Inc.'s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook", "anticipate",
"project", "forecast", "target", "believe", "estimate", "expect", "intent",
"should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing. A discussion of these and other factors that may affect Claude Resources Inc.'s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. This
list is not exhaustive of the factors that may affect Claude Resources Inc.'s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; Brian Skanderbeg, Exploration Manager, (306)
668-7505; Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 14:08e 18-DEC-07